VSR FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

VSR Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and of the National Futures Association ("NFA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of VSR Group, LLC ("Group"). Group is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As approved by FINRA on July 30, 2015, the Company has changed its fiscal year end from June 30 to December 31.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $6,710,656 in cash balances as of December 31, 2015 that was in excess of the FDIC insured limits.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Due from Parent

Due from parent represents tax refunds received by Group that are due to the Company for tax years 2014 and 2015.

Prepaid Expenses

Prepaid expenses are amounts the Company pays to representatives for commissions, registration renewal fees to FINRA and expenses for company conferences and meetings with sponsors.

Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations include receivables that arise in the ordinary course of the Company's brokerage activities.

Other Assets

Other assets primarily consist of deposits with broker dealers and clearing organizations, prepaid advisory commissions and other miscellaneous assets.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant impact on the Company's fair value disclosures as the Company currently has few investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final

consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. As of December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate bonds and certificates of deposit are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 3,047,462	$	$ —	$ 3,047,462
Other		22,043	—	22,043
Total	$ 3,047,462	$ 22,043	$ —	$ 3,069,505

The Company had no level 3 assets at December 31, 2015. Accordingly, the level 3 roll forward is not presented herein.

4. INCOME TAXES

Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on Management's evaluation, as of December 31, 2015, a valuation allowance of $7,792,422 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2015 were as follows:

Deferred tax assets		
Net operating loss carryforward	$	6,995,884
Reserves and accruals not currently deductible for tax purposes		669,125
Other		127,413
Gross deferred tax assets		7,792,422
Valuation allowance		(7,792,422)
Deferred tax assets, net of valuation allowance	$	-

The valuation allowance increased $874,028 for the six months ended December 31, 2015.

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2015.

The Company files tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2012. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2014.

5. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program.

6. RELATED PARTY TRANSACTIONS

RCAP allocates a portion of its general administrative expenses to the Company. At December 31, 2015, outstanding payables to affiliates in connection with these services of $248,574 were included in accrued expenses and accounts payable.

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2015, outstanding payables to affiliates in connection with these services of $2,303,094 were included in accrued expenses and accounts payable. Such accrued expenses and accounts payable, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an affiliate of Cetera Financial.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts. At December 31, 2015, outstanding receivables from affiliates in connection with these transactions of $2,125 were included in other assets.

7. COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2015, the Company recorded legal reserves related to several matters of $1,480,693 in other liabilities in the statement of financial condition.

Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are 17 cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters are generally arbitrations or other matters brought against the Company.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company complied with all such requirements.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

At December 31, 2015, the Company had net capital of $1,006,388, which was $756,388 in excess of required net capital of $250,000.

9. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

10. RISKS AND UNCERTAINTIES

The ultimate parent company of the Company, RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP announced that:

- the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
    - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and

o the second wave, which commenced on March 26, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for all entities which provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP's broker-dealers, including Group, the parent of the Company, as well as certain other subsidiaries. RCAP intends that this will enable the holding company of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

The Company was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including Group, could have on the business of the Company.

11. SUBSEQUENT EVENTS

Management evaluated activity of the Company through April 14, 2016, the date the statement of financial condition was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

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